Effective at the close of business on May 25, 2007, the Fund acquired the net assets of Evergreen
Large Cap Value Fund in a tax-free exchange for Class A, Class B, Class C and Class I shares of the Fund. Shares were issued to Class A, Class B,
Class C and Class I shareholders of Evergreen
Large Cap Value Fund at an exchange ratio of 0.98 for each Class A, Class B, Class C and Class I share of the Fund. The acquired net assets consisted primarily of portfolio securities with unrealized appreciation of $7,916,997. The aggregate net assets of the Fund and Evergreen Large Cap
Value Fund immediately prior to the acquisition were $112,749,249 and $77,333,429, respectively.
The aggregate net assets of the Fund immediately after the acquisition were $190,082,678.